Exhibit (a)(28)

CORPORATE OFFICE P.O. Box 49330 Bentall Station Suite 1600-1055 Dunsmuir St. Vancouver, British Columbia Canada V7X 1P1	TEL (604) 682-7082 FAX (604) 682-7092 www.placerdome.com

January 5, 2006

To the Placer Dome team:

        I'd like to start by wishing you a happy New Year. I hope you had a chance to enjoy the holidays with your friends and families. As you know, Placer Dome and Barrick announced an agreement on December 22, 2005 under which Barrick would amend and increase its offer to acquire all of the outstanding shares of Placer Dome. We also announced that our Board of Directors has unanimously recommended that shareholders accept the revised Barrick offer and tender their shares to the revised offer.

What's Happening Now?

        While we were able to communicate the news of an agreement immediately, we are now moving forward through a process that will take some time. We filed a Notice of Change to our Directors' Circular earlier today with regulators in Canada and the United States. This document provides a summary of the reasons why our Board changed its recommendation to shareholders. Separately, Barrick today filed a document with regulators called a Notice of Variation and Extension, which outlines details of their amended offer.

        Both documents are now being mailed to Placer Dome shareholders in one package, which will also contain information on how to tender shares. These documents are also available at www.sedar.com and www.sec.gov, and the Notice of Change to our Directors' Circular has been posted on our website. Recognizing that many of you are also shareholders in our company, I strongly encourage you to read these documents thoroughly.

What's Next?

        The expiry date of the revised Barrick offer is midnight (EST) on January 19, 2006. We have a team of people working to clarify the mechanisms that must be in place to manage such items as employee stock options and stock purchase plans after a change of control. While our Board is recommending that the transaction proceed, it is important to note that Barrick will not control Placer Dome until acquiring more than 50% of our outstanding shares. Given this, there will be very little integration work done between the two companies until then.

        The outcome of Barrick's amended offer and subsequent timing of how the acquisition is likely to progress will be better defined after January 19th. As we move forward, we ask for your continued patience. It is critical that we remain focused on our normal course of business and continue to work safely. The reality is that Placer Dome continues to operate as a separate company for what could be a matter of weeks or months.

        We recognize that people-related issues are front and centre for many of you. We are, however, not in a position yet to provide definitive answers to all of the questions you may have. Issues such as individual employment situations cannot be clarified until our management team can sit down with members of Barrick's integration team to better define how the two companies will be combined. Clearly, this will not occur until after change of control.

        As I've said in earlier communications, Barrick has consistently emphasized the value of our people. In fact, Barrick's CEO Greg Wilkins has made it clear that most of you will have critical roles to play in our combined efforts to create the world's number one gold company.

Peter Tomsett

PLACER DOME INC.
A member of the Placer Dome Group

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 President and Chief Executive Officer

Note to Security Holders: In response to the original exchange offer by Barrick relating to Placer Dome, Placer Dome filed in Canada and the U.S. and mailed to its shareholders a Directors' Circular dated November 23, 2005, and filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the original Directors' Circular as an exhibit thereto. In connection with the revised offer described in this document, Placer Dome filed in Canada and the U.S. a Notice of Change to its Directors' Circular, which is being mailed to Placer Dome shareholders, and filed with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Notice of Change to its Directors' Circular as an exhibit thereto. These amended documents set forth the full response of the Board of Directors of Placer Dome to the revised offer by Barrick described in this document. Security holders are urged to read the Notice of Change to the Directors' Circular, as well as the amended Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto) because they contain important information. Security holders may obtain a free copy of the Notice of Change to the Directors' Circular as well as any other documents filed by Placer Dome in connection with the revised offer, free of charge at the SEC's website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.